                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
===============================================================================
                                                   -----------------------------
                                                   OMB APPROVAL
                                                   OMB Number:        3235-0145
                                                   Expires:    October 31, 2002
                                                   Estimated average burden
                                                   hours per form ....... 14.90
                                                   -----------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)

                          Vestcom International, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92490410-5
-------------------------------------------------------------------------------
                                (CUSIP Number)

                     Cornerstone Equity Investors IV, L.P.
                          717 Fifth Avenue, Suite 1100
                               New York, NY 10022
                                 (212) 753-9001
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    COPIES TO:
               Joshua N. Korff                    Michael Helfand
              Kirkland & Ellis                Vestcom International, Inc.
              Citigroup Center                    5 Henderson Drive
            153 East 53rd Street               West Caldwell, NJ 07006
             New York, NY 10022                    973-882-8440
              (212) 446-4800


                                 June 12, 2002
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].
Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================
                                 SCHEDULE 13D
CUSIP NO. 92490410-5                                            Page 2 of 25
         -----------------                                      Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

         Vector Merger Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4                                                              OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 6       New Jersey
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            None.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             2,014,498
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             None.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   2,014,498
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    2,014,498 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    21.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14                                                              CO
------------------------------------------------------------------------------

*SEE INSTRUCTIONS.

===============================================================================
                                 SCHEDULE 13D
CUSIP NO.92490410-5                                       Page 3 of 25
         -----------------                                Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Cornerstone Equity Investors IV, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4                                                              WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY               2,014,498
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10    2,014,498
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     2,014,498 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    21.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14                                                              PN
------------------------------------------------------------------------------

*SEE INSTRUCTIONS.

===============================================================================
                                 SCHEDULE 13D
CUSIP NO.92490410-5                                       Page 4 of 25
         -----------------                                Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        CORNERSTONE Equity Investors IV, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4                                                              OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY               2,014,498
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10    2,014,498
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     2,014,498 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    21.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14                                                              OO
------------------------------------------------------------------------------

*SEE INSTRUCTIONS.

===============================================================================
                                 SCHEDULE 13D
CUSIP NO.92490410-5                                       Page 5 of 25
         -----------------                                Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Joel Cartun
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4                                                              PF and OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY               2,014,498
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10    2,014,498
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     2,014,498 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    21.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14                                                              IN
------------------------------------------------------------------------------

*SEE INSTRUCTIONS.

===============================================================================
                                 SCHEDULE 13D
CUSIP NO.92490410-5                                       Page 6 of 25
         -----------------                                Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Brendan Keating
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4                                                              PF and OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY               2,014,498
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10    2,014,498
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     2,014,498 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    21.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14                                                              IN
------------------------------------------------------------------------------

*SEE INSTRUCTIONS.

===============================================================================
                                 SCHEDULE 13D
CUSIP NO.92490410-5                                       Page 7 of 25
         -----------------                                Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Steve Bardwell
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4                                                              OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY               2,014,498
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10    2,014,498
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     2,014,498 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    21.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14                                                              IN
------------------------------------------------------------------------------

*SEE INSTRUCTIONS.

===============================================================================
                                 SCHEDULE 13D
CUSIP NO.92490410-5                                       Page 8 of 25
         -----------------                                Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Michael Helfand
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
        4                                                         PF and OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY               2,014,498
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10    2,014,498
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     2,014,498 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    21.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14                                                              IN
------------------------------------------------------------------------------

*SEE INSTRUCTIONS.

===============================================================================
                                 SCHEDULE 13D
CUSIP NO.92490410-5                                       Page 9 of 25
         -----------------                                Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Christie Bardwell
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4                                                              OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY               2,014,498
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10    2,014,498
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     2,014,498 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    21.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14                                                              IN
------------------------------------------------------------------------------

*SEE INSTRUCTIONS.

===============================================================================
                                 SCHEDULE 13D
CUSIP NO.92490410-5                                       Page 10 of 25
         -----------------                                Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Alissa Cartun Investment Trust d/t/d 12/10/96
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4                                                              OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6      New Jersey
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY               2,014,498
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10    2,014,498
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     2,014,498 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    21.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14                                                              OO
------------------------------------------------------------------------------

*SEE INSTRUCTIONS.

===============================================================================
                                 SCHEDULE 13D
CUSIP NO.92490410-5                                       Page 11 of 25
         -----------------                                Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Jeffrey Cartun Investment Trust d/t/d 12/10/96
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4                                                              OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6      New Jersey
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY               2,014,498
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10    2,014,498
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     2,014,498 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    21.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14                                                              OO
------------------------------------------------------------------------------

*SEE INSTRUCTIONS.

===============================================================================
                                 SCHEDULE 13D
CUSIP NO.92490410-5                                       Page 12 of 25
         -----------------                                Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Susan Cartun
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4                                                              OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY               2,014,498
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10    2,014,498
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     2,014,498 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    21.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14                                                              IN
------------------------------------------------------------------------------

*SEE INSTRUCTIONS.

===============================================================================
                                 SCHEDULE 13D
CUSIP NO.92490410-5                                       Page 13 of 25
         -----------------                                Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Linda Helfand
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4                                                              OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6      New Jersey
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              None.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY               13,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               None.
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10    13,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11     2,014,498 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    21.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14                                                              IN
------------------------------------------------------------------------------

*SEE INSTRUCTIONS.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the common stock, no par value per share (the "Issuer Common Stock"), of Vestcom International, Inc., a New Jersey corporation ("Issuer"). The address of the principal executive office of the Issuer is 5 Henderson Drive, West Caldwell, New Jersey 07006.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Vector Investment Holdings, Inc. ("Holdings"), Vector Merger Corp. ("Merger Sub"), Cornerstone Equity Investors IV, L.P. ("CEI"), Cornerstone Equity Investors IV, L.L.C., the general partner of CEI ("Cornerstone"), Joel Cartun ("Mr. Cartun"), Brendan Keating ("Mr. Keating"), Steve Bardwell ("Mr. Bardwell"), Michael Helfand ("Mr. Helfand"), Alissa Cartun Investment Trust d/t/d 12/10/96 (the "Alissa Trust"), Jeffrey Cartun Investment Trust d/t/d 12/10/96 (the "Jeffrey Trust"), Susan Cartun ("Mrs. Cartun"), as trustee for the Alissa Trust and the Jeffrey Trust, Christie Bardwell ("Mrs. Bardwell") and Linda Helfand ("Mrs. Helfand") (collectively, the "Reporting Persons").

         (a)-(c) Holdings is a Delaware corporation. The address of its principal business office is c/o Cornerstone Equity Investors, L.L.C., 717 Fifth Avenue, Suite 1100, New York, NY 10022. Holdings was formed solely for the purpose of holding 100% of the capital stock of Merger Sub, and after the consummation of the Merger (as defined below), Holdings shall own 100% of the capital stock of the Surviving Corporation (as defined below).

         Merger Sub is a New Jersey corporation. The address of its principal business office is c/o Cornerstone Equity Investors, L.L.C., 717 Fifth Avenue, Suite 1100, New York, NY 10022. Merger Sub is a wholly owned subsidiary of Holdings and was formed solely for the purpose of merging with and into the Issuer, at which time the separate corporate existence of Merger Sub will cease and the Issuer will continue in existence as the surviving corporation in the Merger (the "Surviving Corporation").

         CEI is a Delaware limited partnership. The address of its principal business and office is 717 Fifth Avenue, Suite 1100, New York, NY 10022. CEI was formed for the purpose of making private equity investments.

         Cornerstone is a Delaware limited liability company. The address of its principal business and office is 717 Fifth Avenue, Suite 1100, New York, NY 10022. Cornerstone was formed solely for the purpose of acting as the general partner of CEI.

         Joel Cartun is the Chairman of the Issuer and a director of the Issuer. Mr. Cartun's business address is 5 Henderson Drive, West Caldwell, New Jersey 07006.

         Brendan Keating is the Chief Executive Officer, President and Chief Operating Officer of the Issuer. Mr. Keating is also a director of the Issuer. Mr. Keating's business address is 5 Henderson Drive, West Caldwell, New Jersey 07006.

         Steve Bardwell is the Chief Operating Officer of Vestcom Retail Solutions Group, Inc., a subsidiary of the Issuer. Mr. Bardwell's business address is 5 Henderson Drive, West Caldwell, New Jersey 07006.

         Michael Helfand is the Chief Financial Officer and Executive Vice President of the Issuer. Mr. Helfand's business address is 5 Henderson Drive, West Caldwell, New Jersey 07006.

         Christie Bardwell is Mr. Bardwell's administrative assistant. Mrs. Bardwell's business address is c/o Vestcom International, Inc., 5 Henderson Drive, West Caldwell, New Jersey 07006.

         Susan Cartun is not currently actively employed. Mrs. Cartun serves as trustee for both the Alissa Trust and the Jeffrey Trust. The Alissa Trust is a trust for the benefit of Alissa Cartun created under the laws of New Jersey. The Jeffrey Trust is a trust for the benefit of Jeffrey Cartun created under the laws of New Jersey. Mrs. Cartun's address is c/o Vestcom International, Inc., 5 Henderson Drive, West Caldwell, New Jersey 07006.

         Linda Helfand is not currently actively employed. Mrs. Helfand's address is c/o Vestcom International, Inc., 5 Henderson Drive, West Caldwell, New Jersey 07006.

         The following information with respect to the executive officers and directors or managers of Holdings, Merger Sub and Cornerstone are set forth on
Exhibit 6 filed herewith: (i) name, (ii) business address, (iii) position, (iv) citizenship, (v) present principal occupation or employment and (vi) the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization.

         A joint filing agreement of the Reporting Persons is attached hereto as
Exhibit 5.

         (d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Cartun, Mr. Keating, Mr. Bardwell, Mr. Helfand, Mrs. Bardwell, Mrs. Cartun and Mrs. Helfand are each citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Cartun, the Alissa Trust, the Jeffrey Trust and Mrs. Cartun beneficially own, in the aggregate, 1,546,498 shares of Issuer Common Stock. These shares were acquired or purchased by Mr. Cartun from the Issuer (i) with personal funds at the time the Issuer was incorporated in 1996, (ii) at the time the Issuer consummated an initial public offering in 1997 and simultaneously acquired Comvestrix, Inc., a company that was owned by Mr. Cartun, and (iii) with personal funds in subsequent open market transactions. Mr. Cartun transferred by gift 100,000 shares to the Alissa Trust and the 100,000 shares to the Jeffrey Trust in December 1996.

         Mr. Keating beneficially owns 205,500 shares of Issuer Common Stock, which were (i) purchased by Mr. Keating with personal funds between March 1998 and June 2001 and (ii) granted by the Issuer to Mr. Keating in the form of options exercisable into Issuer Common Stock that will have vested and be exercisable within 60 days of the date hereof. On May 25, 2001, Mr. Keating executed a secured promissory note in return for a $100,000 loan from Issuer, the proceeds of which were used to purchase Issuer Common Stock.

         Mr. Bardwell and Mrs. Bardwell beneficially own, in the aggregate, 225,500 shares of Issuer Common Stock, which (i) were acquired by Mr. Bardwell at the time the Issuer consummated an initial public offering in 1997 and simultaneously acquired Electronic Imaging Services, Inc., a company that was owned by Mr. Bardwell and (ii) granted by the Issuer to Mr. Bardwell in the form of options exercisable into Issuer Common Stock that will have vested and be exercisable within 60 days of the date hereof. Mr. Bardwell subsequently transferred 90,000 shares to Mrs. Bardwell.

         Mr. Helfand beneficially owns 37,000 shares of Issuer Common Stock, which (i) were purchased with personal funds in open market transactions between October 1999 and June 2001 and (ii) granted by the Issuer to Mr. Helfand in the form of options exercisable into Issuer Common Stock that will have vested and be exercisable within 60 days of the date hereof.

         On June 12, 2002, the Issuer executed a definitive merger agreement (the "Merger Agreement") with Holdings and Merger Sub. Under the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger") and the Issuer will be the Surviving Corporation. After the Merger, Holdings will own 100% of the capital stock of the Surviving Corporation. Immediately after the Merger, CEI will own between 70-85% of the issued and outstanding shares of common stock, par value $0.01 per share, of Holdings ("Holdings Common Stock"), depending upon, among other items, the number of shares of Issuer Common Stock contributed to Holdings immediately prior to the Merger in exchange for Holdings Common Stock by members of Issuer's management who were not parties to the Contribution Agreement (as defined below). Thus, immediately after the merger, CEI will indirectly control the Surviving Corporation. In the Merger, the shareholders of Issuer (other than Mr. Cartun, Mr. Keating and Mr. Bardwell (collectively the "Management Participants") who will contribute a portion or all of their shares of Issuer Common Stock to Holdings under the Contribution Agreement) will receive cash consideration of $6.25 per share of Issuer Common Stock (the "Merger Consideration") held by each such shareholder in exchange for their shares of Issuer Common Stock. As described below, the Management Participants will contribute a portion or all of their Issuer Common Stock to Holdings immediately prior to the Merger in exchange for Holdings Common Stock. For the remainder of their shares of Issuer Common Stock, if any, the Management Participants will receive the Merger Consideration in the Merger.

         CEI and the Management Participants have entered into a Contribution Agreement by and among Holdings, CEI, Merger Sub and the Management Participants (the "Contribution Agreement") pursuant to which, following the consummation of the transactions contemplated thereby, Holdings will hold 875,750 shares of Issuer Common Stock, all of which will be canceled and retired in the Merger pursuant to the Merger Agreement without any consideration payable therefore.

         The Merger Agreement requires approval by holders of a majority of the Issuer Common Stock, as required by the New Jersey Business Corporation Act. The Merger is also subject to other conditions, including, without limitation, consummation of the committed financing contemplated by the Merger Agreement and certain regulatory approvals. The Merger is expected to be completed during the end of the third quarter or the beginning of the fourth quarter of the calendar year 2002, assuming satisfaction or waiver of all applicable conditions.

         Financing for the Merger will require approximately $84.3 million to pay the aggregate cash consideration due to all shareholders and option holders of the Issuer upon consummation of the Merger and to pay related fees and expenses. These funds are expected to be provided through: (a) a senior secured term secured credit facility of up to $42.0 million (the "Senior Debt Financing"); (b) subordinated debt financing of up to $10.5 million (the "Subordinated Debt Financing") to be provided by CEI and (c) equity financing
(i) in the amount of up to $35.9 million provided by CEI through the purchase of equity securities of Holdings (the "CEI Equity Financing") and (ii) in the amount of approximately $5.5 million provided by the Management Participants resulting from a contribution of a portion of their Issuer Common Stock to Holdings in exchange for equity securities of Holdings pursuant to the Contribution Agreement (the "Management Equity Financing").

         Holdings has obtained commitment letters from (i) General Electric Capital Corporation ("GE") pursuant to which GE has committed, subject to the terms and conditions therein, to provide the Senior Debt Financing and (ii) CEI pursuant to which CEI has committed, subject to the terms and conditions therein, to provide the Subordinated Debt Financing. Additionally, pursuant to the Contribution

Agreement, the Management Participants have agreed to provide the Management Equity Financing and CEI has also agreed to provide the CEI Equity Financing.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a-b) The information set forth in Item 3 above is incorporated herein by reference. The Merger is being consummated to permit CEI to acquire, together with the Management Participants, the Issuer from the public shareholders of the Issuer and, upon the consummation of the Merger, the Issuer will become a private corporation. After the Merger, CEI will indirectly control the Issuer through its control of Holdings.

         Each of Holdings, Merger Sub, CEI and Cornerstone acquired beneficial ownership of the 2,014,498 shares (representing approximately 21.8% of the outstanding Issuer Common Stock as of the date hereof) of the securities that are the subject of this filing upon the execution of a Voting Agreement, dated as of June 12, 2002, by and between Merger Sub, the Management Participants, Mr. Helfand and Mrs. Cartun, as trustee for the Alissa Trust and the Jeffrey Trust, as amended by Amendment No. 1, dated June 24, 2002 by and among Merger Sub, Mr. Cartun, Mr. Keating, Mr. Bardwell and Mrs. Bardwell (as so amended, the "Voting Agreement"). The Management Participants, Mr. Helfand, Mrs. Cartun, as trustee for the Alissa Trust and the Jeffrey Trust, and Mrs. Bardwell (collectively, the "Management Stockholders") entered into the Voting Agreement in order to induce Merger Sub and Holdings to enter into the Merger Agreement.

         Pursuant to the Voting Agreement, each Management Stockholder has agreed that at any meeting of shareholders of the Issuer called for purposes that include the approval of the Merger Agreement and the transactions contemplated thereby (collectively, the "Transactions") or a transaction involving the acquisition of a material portion of the assets or capital stock of the Issuer other than the Merger (a "Third Party Transaction"), or in connection with any written consent of the holders of shares of the Issuer Common Stock, or in any other circumstances in which the Management Stockholders are entitled to vote, consent or give any other approval with respect to the Merger Agreement, the Transactions or a Third Party Transaction, such Management Stockholder shall vote (or cause to be voted) the shares of Issuer Common Stock held by such Management Stockholder in favor of the adoption and approval of the Merger Agreement and the Transactions.

         Each Management Stockholder also agreed pursuant to the Voting Agreement that at any meeting of shareholders of the Issuer, or in connection with any written consent of the holders of shares of Issuer's Common Stock to vote (or cause to be voted) the shares of Issuer Common Stock held by such Management Stockholder against the following actions: (1) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of the Management Stockholders under the Voting Agreement, or that would result in any of the conditions set forth in the Merger Agreement not being satisfied, and (2) any action or agreement that could reasonably be expected to interfere with or delay or attempt to discourage the Merger and/or the Transactions, including, but not limited to:

         (A) the adoption by the Issuer of a proposal regarding (i) the acquisition of the Issuer by merger, tender offer or otherwise by any person other than Merger Sub or any designee thereof (a "Third Party"), or any other merger, combination or similar transaction with any Third Party or any other merger, combination or similar transaction with any Third Party; (ii) the acquisition by a Third Party of 5% or more of the assets of the Issuer and its subsidiaries, taken as a whole (whether by the acquisition of assets or securities of, or any merger, consolidation or other business combination involving, the Issuer or any of its subsidiaries); (iii) the acquisition by a Third Party of 5% or more of the outstanding shares of Issuer's

Common Stock, or (iv) the repurchase by the Issuer and/or any of its subsidiaries of 5% or more of the outstanding shares of Issuer's Common Stock;

         (B) any amendment of the Issuer's Certificate of Incorporation or By-laws or other proposal or transaction involving the Issuer or any of its subsidiaries, which amendment or other proposal or transaction could in any manner reasonably be expected to impede, delay, prevent or nullify the Merger, the Merger Agreement or the Transactions, or change in any manner the rights and privileges, including, without limitation, voting rights of any class of the Issuer's capital stock;

         (C) any change in the management or board of directors of the Issuer that could in any manner reasonably be expected to impede, delay, prevent or nullify the Merger, the Merger Agreement or the Transactions;

         (D) any change in the present capitalization or dividend policy of the Issuer; or

         (E) any other material change in the Issuer's corporate structure or business.

The Management Stockholders also agreed not to commit or agree to vote (or cause to be voted) their shares in favor of any of the foregoing actions.

         Furthermore, each Management Stockholder agreed, subject to certain exceptions contained in the Voting Agreement, not to (i) tender pursuant to a tender offer, (ii) otherwise sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement to sell, transfer, pledge, assign or otherwise dispose of any of the shares of Issuer Common Stock held by such Management Stockholder other than pursuant to the Voting Agreement, the Merger Agreement or the Contribution Agreement, (iii) relinquish control of the voting power with respect to its shares of Issuer Common Stock, enter into any voting trust, voting arrangement or understanding with respect to its shares of Issuer Common Stock, whether by proxy, voting agreement or otherwise, or grant any proxy (except as provided in the Voting Agreement), or (iv) take any action that could reasonably be expected to make any of such Management Stockholders' representations or warranties contained in the Voting Agreement untrue or incorrect or could reasonably be expected to have the effect of preventing or disabling the Management Stockholders from performing any of their obligations under the Voting Agreement.

         The foregoing discussion of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement filed with this Schedule 13D as
Exhibit 3 and Amendment No. 1 to the Voting Agreement filed with this Schedule 13D as Exhibit 4. Both agreements are incorporated herein by reference.

         (c) Not Applicable.

         (d) After the consummation of the Merger, Holdings, the Management Participants and CEI will enter into a Stockholders Agreement (the "Stockholders Agreement") pursuant to which each party thereto will agree to vote in favor of certain members of the Board of Directors (the "Board") of Holdings designated by certain groups of the shareholders of Holdings pursuant to the Stockholders
Agreement:

         (i) Holdings will have up to seven directors;

         (ii) Mr. Cartun shall have the right to designate one member to the Board so long as he continues to own at least 50% of the capital stock of Holdings that he owns immediately after the consummation of the Merger;

         (iii) the Chief Executive Officer of Holdings shall be a member of the Board until he is no longer the Chief Executive Officer and, at such time, shall be replaced by the new Chief Executive Officer of Holdings;

         (iv) CEI will designate up to four directors (or if the Board consists of less than seven members, a majority of the Board); and

         (v) the remaining directors, if any, shall be independent of CEI and the Management Participants.

         (e) In connection with the Merger and pursuant to the Merger Agreement, each share of Issuer Common Stock outstanding at the time of the Merger (other than shares of Issuer Common Stock held by Holdings or Merger Sub) will be converted into the right to receive the Merger Consideration. Following completion of the Merger, all of the issued and outstanding capital stock of the Surviving Corporation will be owned by Holdings.

         (f) Not Applicable.

         (g) In anticipation of the Merger, the Issuer executed Amendment No. 1, dated June 11, 2002, to its Amended and Restated Shareholder Protection Rights Agreement to provide that neither Holdings, Merger Sub or CEI nor any affiliate of Holdings, Merger Sub or CEI would be deemed to be an "Acquiring Person" within the meaning of the Amended and Restated Shareholder Protection Rights Agreement.

         (h)-(i) In connection with the Merger, the Issuer's Common Stock will be delisted from the Nasdaq Stock Market and become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j) Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) Merger Sub may be deemed to beneficially own 2,014,498 shares of Issuer Common Stock, representing approximately 21.8% of the outstanding shares as to which it has shared voting and dispositive power by way of the Voting Agreement. Each of Holdings, CEI and Cornerstone, exclusively through their direct or indirect control of Merger Sub, indirectly beneficially own the 2,014,498 shares of Issuer Common Stock directly beneficially owned by Merger Sub, representing approximately 21.8% of the outstanding shares of Issuer Common Stock and has shared voting and dispositive powers over such shares by virtue of the Voting Agreement.

         Mr. Cartun may be deemed to beneficially own 1,546,498 shares of Issuer Common Stock representing approximately 17.1% of the outstanding shares of Issuer Common Stock, held as follows: 1,246,198 shares in a brokerage account, 67,000 shares in an individual retirement account, 33,300 shares in a joint brokerage account with his wife, Mrs. Cartun, and pursuant to Rule 16a-1(a)(2)(ii)(A) of the Securities Exchange Act of 1934, as amended, he has a pecuniary interest in the 100,000 shares held in the Alissa Trust and the 100,000 shares held in the Jeffrey Trust. In the aggregate, as of the date hereof, Mr. Cartun has shared voting and dispositive power by way of the Voting Agreement with respect to these 1,546,498 shares.

         Mrs. Cartun may be deemed to beneficially own 233,300 shares of Issuer Common Stock representing approximately 2.5% of the outstanding shares of Issuer Common Stock, held as follows: 33,300 in a joint brokerage account with her husband, Mr. Cartun, 100,000 shares as trustee for the Alissa

Trust and 100,000 shares as trustee for the Jeffrey Trust. Mrs. Cartun, as trustee of the Alissa Trust and the Jeffrey Trust, has shared voting and dispositive power by way of the Voting Agreement with respect to the 200,000 shares in the Alissa Trust and the Jeffrey Trust.

         Mr. Keating may be deemed to beneficially own 205,500 shares of Issuer Common Stock representing approximately 2.2% of the outstanding shares of Issuer Common Stock, held as follows: 70,500 shares are owned individually and 135,000 shares are in the form of vested options which are exercisable within sixty days of the date hereof. Mr. Keating has shared voting and dispositive power by way of the Voting Agreement with respect to these 205,500 shares.

         Mr. Bardwell may be deemed to beneficially own 225,500 shares of Issuer Common Stock representing approximately 2.5% of the outstanding shares of Issuer Common Stock, held as follows: 102,500 shares are owned individually, 90,000 through shares owned by his wife, Mrs. Bardwell, and 33,000 shares are in the form of vested options which are exercisable within sixty days of the date hereof. Mr. Bardwell has shared voting and dispositive power by way of the Voting Agreement with respect to these 225,500 shares.

     Mrs. Bardwell may be deemed to beneficially own 192,500 shares of Issuer Common Stock representing approximately 2.5% of the outstanding shares of Issuer Common Stock, held as follows: 90,000 shares are owned individually and 102,500 through shares owned by her husband, Mr. Bardwell. Mrs. Bardwell has shared voting and dispositive power by way of the Voting Agreement with respect to these 192,500 shares.

         Mr. Helfand may be deemed to beneficially own 37,000 shares of Issuer Common Stock representing approximately 0.4% of the outstanding shares of Issuer Common Stock, held as follows: 13,000 of these shares are held jointly with his wife, Mrs. Helfand, in a brokerage account and 24,000 shares are in the form of vested options which are exercisable within sixty days of the date hereof. Mr. Helfand has shared voting and dispositive power by way of the Voting Agreement with respect to these 37,000 shares.

     Mrs. Helfand may be deemed to beneficially own 13,000 shares of Issuer Common Stock representing approximately 0.1% of the outstanding shares of Issuer Common Stock through a joint brokerage account with her husband, Mr. Helfand.

         (c) In June 2002, Mr. Keating transferred 3,000 shares of Issuer Common Stock from a brokerage account held jointly with his minor child into an individual brokerage account in his name. Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

         (d) Mr. Cartun has the right to receive and the power to direct the receipt of dividends and the proceeds from the sale of 1,546,498 shares of Issuer Common Stock subject to the Voting Agreement. Mrs. Cartun, as trustee for the Alissa Trust and the Jeffrey Trust, has the ability to direct the receipt of dividends and the proceeds from the sale of 200,000 shares of Issuer Common Stock subject to the Voting Agreement. Mr. Keating has the right to receive and the power to direct the receipt of dividends and the proceeds from the sale of 205,500 shares of Issuer Common Stock subject to the Voting Agreement. Mr. Bardwell has the right to receive and the power to direct the receipt of dividends and the proceeds from the sale of 225,500 shares of Issuer Common Stock subject to the Voting Agreement. Mrs. Bardwell has the ability to direct the receipt of dividends and the proceeds from the sale of 90,000 shares of Issuer Common Stock subject to the Voting Agreement. Mr. Helfand has the right to receive and the power to direct the receipt of dividends and the proceeds from the sale of 37,000 shares of Issuer Common Stock subject to the Voting Agreement.

         (e) Not Applicable.

         Except as stated above, none of the Reporting Persons beneficially owns any of the shares of capital stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Items 3 and 4 above is incorporated herein by reference.

         To induce Holdings and Merger Sub to enter into the Merger Agreement, the Management Stockholders entered into the Voting Agreement. The Voting Agreement obligates the Management Stockholders to vote the shares of Issuer Common Stock held by the Management Stockholders in favor of the Merger and against certain changes that could impede the completion of the Merger. Although the Reporting Persons and the Management Stockholders may be deemed to have formed a "group" within the meaning of Section 13(d) or 13(g) of the Act, the disclosure set forth in this Schedule shall not be construed as an admission that such persons have in fact formed such a "group."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Contribution Agreement, dated June 12, 2002, by and among Holdings, Merger Sub, CEI, Mr. Cartun, Mr. Keating and Mr. Bardwell.

         2. Agreement and Plan of Merger, dated as of June 12, 2002, by and among Issuer, Holdings and Merger Sub.

         3. Voting Agreement, dated as of June 12, 2002, by and among Merger Sub, Issuer, the Management Participants, Mr. Helfand and Mrs. Cartun, as trustee of the Alissa Trust and the Jeffrey Trust.

         4. Amendment No. 1 to the Voting Agreement, dated as of June 24, 2002 by and among Merger Sub, Mr. Cartun, Mr. Keating, Mr. Bardwell and Mrs. Bardwell.

         5. Joint Filing Agreement, dated as of June 24, 2002, by and among Merger Sub, Holdings, CEI, Mr. Cartun, Mr. Keating, Mr. Bardwell, Mr. Helfand, Mrs. Cartun, as trustee of the Alissa Trust and the Jeffrey Trust, Mrs. Bardwell and Mrs. Helfand.

         6. Information with respect to the executive officers and directors or managers of Holdings, Merger Sub, CEI and Cornerstone.

                                    * * * * *

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 2002


                           VECTOR INVESTMENT HOLDINGS, INC.

                           By:    /s/ Stephen Larson
                                  ----------------------------------------------
                                  Name:   Stephen Larson
                                  Title:  Secretary

                           VECTOR MERGER CORP.

                           By:    /s/ Stephen Larson
                                  ----------------------------------------------
                                  Name: Stephen Larson
                                  Title:  Secretary

                           CORNERSTONE EQUITY INVESTORS IV, L.P.

                           By:    Cornerstone Equity Investors IV, L.L.C.
                           Its:   General Partner

                           By:    /s/ Stephen Larson
                                  ----------------------------------------------
                                  Name: Stephen Larson
                                  Title: Managing Director

                           CORNERSTONE EQUITY INVESTORS IV, L.L.C.

                           By:    /s/ Stephen Larson
                                  ----------------------------------------------
                                  Name: Stephen Larson
                                  Title: Managing Director

                           /s/ Joel Cartun
                           --------------------------------------------
                           Joel Cartun

                           /s/ Brendan Keating
                           --------------------------------------------
                           Brendan Keating

                           /s/ Steve Bardwell
                           --------------------------------------------
                           Steve Bardwell

                           /s/ Michael Helfand
                           --------------------------------------------
                           Michael Helfand

                           ALISSA CARTUN INVESTMENT TRUST d/t/d
                           12/10/96

                           By:    /s/ Susan Cartun
                                  ----------------------------------------------
                                  Name:   Susan Cartun
                                  Title:  Trustee

                           JEFFREY CARTUN INVESTMENT TRUST d/t/d
                           12/10/96

                           By:    /s/ Susan Cartun
                                  ----------------------------------------------
                                  Name:   Susan Cartun
                                  Title:  Trustee

                           /s/ Christie Bardwell
                           -----------------------------------------------------
                           Christie Bardwell

                           /s/ Linda Helfand
                           -----------------------------------------------------
                           Linda Helfand